Exhibit 99.3

MESSAGE FROM CEO

Fellow Shareholders,

It is my pleasure to provide you with this report on 2022, another remarkable year of responsible and profitable gold production for our Company. 2022 marked a year of continuing growth for the Company as we worked to further expand our footprint in Mali, pursued exploration and development opportunities around the world, and adjusted to life in a post-pandemic world. As I write this in early May 2023, I continue to be very proud of the way that our global team was able to meet and exceed production expectations and deliver another successful year.

Thanks to the tremendous efforts of our global workforce and the leadership of our executive and management teams, 2022 proved to be a strong operational year as we achieved our seventh consecutive year of meeting or exceeding annual guidance. We achieved total consolidated gold production of 1,027,874 ounces (including 54,871 ounces of attributable production from Calibre Mining Corp. (“Calibre”)), above the mid-point of our guidance range of between 990,000 and 1,050,000 ounces, with all in sustaining costs (“AISC”) of US$1,033 per ounce sold (near the midpoint of our 2022 guidance), while continuing to improve our commitment to responsible mining with industry-leading health, safety, environmental and social responsibility accomplishments. The Fekola Mine had another strong year with annual gold production of 598,661 ounces of gold, at the top end of its annual guidance range. The Masbate and Otjikoto Mines had strong gold production in 2022 as well producing 212,728 ounces of gold and 161,614 ounces of gold, respectively. Consolidated revenue from gold sales was US$1.73 billion, and consolidated cash flow from operations for 2022 was US$596 million.

Given the strong cash flow generation in 2022, we were able to return US$171 million to our shareholders by way of dividends. The Company is in an excellent financial position finishing 2022 with cash on hand of US$652 million (US$674 million as at March 31, 2023). In addition, we operate debt-free, other than approximately US$57 million in equipment loans and other lease liabilities, and have a US$600 million revolving credit facility with an additional US$200 million accordion feature that remains undrawn and fully available. Our quarterly dividend of US$0.04 per share paid in 2022 (US$0.16 per share on an annualized basis) remains one of the highest dividend yields in the gold sector.

Throughout 2022, the Fekola Mine’s processing facilities continued to significantly outperform, resulting in record annual throughput of 9.38 million tonnes for 2022, 4% above budget and 3% higher than 2021, and record quarterly throughput of 2.47 million tonnes in the fourth quarter of 2022, 9% above budget. In 2023 the Fekola Mine is expected to process 9 million tonnes of ore that will continue to be mined from the Fekola and Cardinal pits, and for Fekola Regional operations initial saprolite production (to be processed in the Fekola mill) is expected to commence from the Bantako North permit starting in the third quarter of 2023.

On March 23, 2022, the Company announced an updated and significantly increased Mineral Resource estimate for the Anaconda area, comprised of the Menankoto permit and the Bantako North permit, located approximately 20 kilometres from the Fekola Mine. Approximately 86,500 metres of diamond and reverse circulation drilling were completed on the Anaconda Area in 2022.

In 2022, we invested $26 million for the development of Fekola Regional saprolite mining including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is now in operation, and we broke ground on roads and mining infrastructure construction in the fourth quarter of 2022. The trucking of selective higher grade saprolite material to be toll milled at the Fekola mill has the potential to generate an average of approximately 80,000 to 100,000 ounces of gold production per year from Fekola Regional. Engineering and procurement of the mine workshop and mobile equipment is on schedule to support saprolite production from the Bantako North permit area as early as the third quarter of 2023 and is expected to contribute approximately 18,000 ounces of gold in 2023 with Fekola Regional production levels continuing to ramp up through 2024. Production from the Bantako North permit is contingent upon receipt of all necessary permits. We continue to focus on optimizing long-term Fekola Complex project value from all of the various oxide and sulphide material sources including the Fekola pit, the Fekola underground, the Cardinal Zone, and the Bantako North, Menankoto, Dandoko and Bakolobi permits.

Based on the increased Anaconda Area Mineral Resource estimate and the 2022 exploration drilling results, the Company is progressing an engineering study of a Fekola Regional stand-alone mill and oxide processing facilities (expected to be located on the Anaconda Area). Construction of a stand-alone oxide mill would constitute Phase II of the Fekola Regional Development Plan. The engineering study will be based on processing 4 million tonnes per annum (“Mtpa”) of saprolite and transitional (oxide) resources. Since the updated Mineral Resource estimate released in March 2022 (based on results of exploration drilling completed up to January 11, 2022) through to March 31, 2023, the Company has completed approximately 120,000 m of drilling

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at the Anaconda Area, which included infill drilling to upgrade a significant portion of the Inferred oxide resources to the Indicated category, as well as extending both oxide and sulphide resources in the area. An updated Anaconda Area Mineral Resource estimate is currently underway and scheduled to be completed by the end of the second quarter of 2023. Consequently, to allow for incorporation of this updated Mineral Resource estimate into the engineering study, results of the study are now expected in the fourth quarter of 2023. In addition, Fekola Complex optimization work continues to maximize project value from all the various oxide and sulphide material sources including the Fekola Pit, Fekola Underground, Cardinal Pit, and the Bantako North, Menankoto, Bakolobi and Dandoko permits. Conceptual analysis indicate that the combined Fekola and Fekola Regional processing facilities could have the potential to produce more than 800,000 ounces of gold per year from the Fekola Complex, subject to delineation of additional mineral resources and development, completion of feasibility studies, and the receipt of all necessary regulatory approvals and permits.

The Company made two strategic acquisitions in Mali in 2022, the Bakolobi permit and Oklo Resources Limited (“Oklo”), in order to expand our landholdings and further improve the potential of the Fekola Complex. In April 2022, the Company acquired the Bakolobi permit, located between the Menankoto permit to the North, and the Fekola Mine’s Medinandi permit, wrapping around the latter to its south-west end, covering an area of approximately 100 km2, from a local Malian company. The acquisition of the Bakolobi permit results in the ownership by the Company of four contiguous exploration and/or exploitation permits covering 237 km2, extending from the northwestern end of the Bantako North permit and the North-East of the Menankoto permit, southwest of the Medinandi permit (Fekola Mine and Cardinal Zone) to the southeast end of the Bakolobi permit. An initial $2.2 million exploration program on the Bakolobi permit was completed in the second half of 2022. The Company believes that the Bakolobi permit is a highly prospective area that has the potential to provide for the near-term addition of both saprolite- and sulphide-hosted gold deposits.

The second acquisition was that of Oklo, which provided us with an additional significant landholding covering highly prospective greenstone belts in Mali, including the Dandoko project, which now forms part of the Fekola Complex. The Company believes there is strong potential to extend the mineralization at the Dandoko project. In October 2022, a diamond drill rig dedicated to the Dandoko project was on site with the objective of completing up to 4,000 metres of combined metallurgical and geotechnical drilling and the initial phase of strategic exploration drilling and was completed in 2022 and confirmed significant grade-width intercepts. Additional early-stage targets within the newly acquired landholding are also being assessed at this time.

The Gramalote Feasibility Study was completed for the Gramalote gold project in Colombia (the “Gramalote Project”), a 50/50 joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), and both partners have determined that the project does not meet their investment thresholds for development of the project. The Gramalote Project continues to benefit from strong federal and local government support as well as continuing support from local communities. Together we have completed a comprehensive review of the alternatives relating to the Gramalote Project and consider that it would be in the best interests of all stakeholders for a new party to own the Gramalote Project and commenced a joint sales process for the project in the fourth quarter of 2022.

2022 was another very successful and aggressive year of exploration focused predominantly in Mali, as well as other operating mine sites in Namibia and the Philippines, and grassroots targets around the world. Our total exploration budget of US$66 million included a strong focus on our near mine exploration, specifically on the exploration of Cardinal/FMZ, Fekola Deeps and Fekola North. We are planning another year of extensive exploration in 2023 with a budget of approximately $84 million that will continue to focus on our operating mines in Mali, Namibia and the Philippines, and includes $20 million of spending on both infill and generative exploration at the recently acquired Back River Gold District. Ongoing exploration will continue to advance our early stage projects in Finland and Cote d’Ivoire as well as target generation and pursuing new opportunities in prospective gold regions in Africa, South America, the Philippines, Central Asia and Canada. This generative initiative could include equity placements and new joint ventures with junior companies, similar to our 2023 investment in Snowline Gold Corp and its Rogue Project in the Yukon, Canada, and its 2022 investment in Matador Mining Ltd. and its Cape Ray Gold project in Newfoundland,Canada.

As the world transitioned from global pandemic to endemic status, we adapted our highly successful COVID-19 health and safety protocols as a permanent fixture within our safety management systems and processes. Our success in transitioning to the “new normal” has been attained by maintaining hygiene and safety protocols and ensuring high rates of vaccination and boosters across all operations. These measures continue to mitigate impacts and ensure the health and safety of our workers. We remain an industry leader in health, environmental and social initiatives across our operations, a continuing focus of the Company, and we are pleased to be recognized for these efforts. Such efforts will be more fully outlined in our new Responsible Mining Report which

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will be published in May 2023, and which I encourage all of you to read, however, in advance of that I would like to outline a few of the upcoming report’s highlights.

Guided by our principles of fairness, respect, transparency and accountability, we continue to be an industry leader in health and safety. with 2022 being our seventh consecutive year without a fatality across all operations, and we reduced our Lost Time Injury (“LTI”) Frequency Rate to 0.05 (LTIFR based on 200,000 hours), a decrease from 0.06 in 2021. We also saw a decrease in our Severity Rate from 3.46 in 2021, to 1.79 in 2022. As at December 31, 2022, Otjikoto surpassed 593 days without an LTI, and Masbate continued its remarkable safety performance, extending the number of days without an LTI to 1537. Masbate was also awarded the Gawad Kaligtasan at kalusugan silver medal by DOLE in the Philippines (the first mining company in the Philippines to do so) in recognition of its outstanding achievement of establishments in terms of responding to the safety and health needs of workers, workplaces, and communities. Of the Company’s 4,995 employees globally, 98% are national employees from the local communities in which we operate and 14% of employees are female (which percentage increases to 25% for senior positions within the Company).

We published our inaugural Climate Strategy Report in February 2022, in alignment with the Task Force on Climate-related Financial Disclosures recommendations. The Report outlined our climate risk management strategy, governance, climate risk management approach and prioritized risks, and performance data. Our updated Climate Strategy includes assessing and mitigating our physical and transitional climate-related risks, assessing and reducing our carbon footprint, setting a target of 30% absolute reduction in scope 1 and 2 GHG emissions by 2023, and keeping our stakeholders informed of our performance. In addition to the installation and commissioning of a 7-megawatt solar power plant at our Otjikoto operation, leading to the conversion of the existing power plant into one of the first fully autonomous hybrid (heavy fuel oil and solar) power plants in the world, our work towards reducing the Company’s carbon footprint continues with the completion of the Fekola solar plant. The fully-autonomous Fekola hybrid power plant is one of the largest off-grid facilities of its kind on the African continent and is expected to reduce the operation’s heavy fuel oil consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of carbon dioxide equivalent from being released per year. In 2022, the Fekola operation received the Mining Magazine Award for its Emissions Reduction and Monitoring Technology for the construction of the hybrid power plant. In 2022, the Otjikoto Mine also took strides to decreasing its energy usage by connecting to the Namibian grid, which is estimated to reduce annual power generation emissions by more than 30% due to renewable energy sources within the Namibian grid. Overall, the proportion of electricity generated from renewable sources increased significantly to 14.3% in 2022 from 9.5% in 2021, for consolidated operations.

In 2023, we will be moving forward with expansion of the Fekola solar plant in Mali, with construction expected to begin in the third quarter. The expansion is projected to increase solar power capacity by 22 megawatts, reduce GHG emissions by approximately 24,000 tonnes per year and reduce heavy fuel oil consumption by an average 7.6 million litres per year. Our Climate Strategy and climate action will best position us and our stakeholders to continue to thrive as society transitions to a low-carbon economy.

In conjunction with this success, we continue to also be mindful of the communities where we operate and continue to pursue management approaches that deliver positive and sustainable outcomes for our business as well as all stakeholders. We would like to thank all levels of government in the countries where we operate as well as the communities for continuing to work with us in mutually trusting relationships. In Mali, Namibia, the Philippines, Colombia, and Canada, we provided approximately US$382 million to governments and US$8.6 million in community investment.

Looking forward to the remainder of 2023, we remain well positioned for continued strong operational and financial performance with total gold production guidance of between 1,000,000 and 1,080,000 ounces (including 60,000 – 70,000 ounces attributable ounces from Calibre), total consolidated cash operating costs forecast to be between US$670 and US$730 per ounce and total consolidated AISC forecast to be between US$1,195 and $1,255 per ounce.

Subsequent to the 2022 year end, in the first quarter of 2023, total gold production was 266,856 ounces (including 16,137 ounces of attributable production from Calibre), slightly higher than budget by 2% (5,040 ounces), and higher than the first quarter of 2022 by 27% (57,491 ounces). Consolidated gold revenue was $474 million and consolidated cash flow from operations of US$204 million. In addition, cash operating costs (including estimated attributable results for Calibre) were $600 per gold ounce produced, $85 (12%) lower than budget and $99 (14%) per gold ounce produced lower than the first quarter of 2022, and all-in sustaining costs were $1,060 per gold ounce sold compared to budget of $1,206 per gold ounce sold and $1,036 per gold ounce sold for the first quarter of 2022.

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In April 2023, we continued our theme of accretive growth with the acquisition of Sabina Gold and Silver Corp. (“Sabina”), resulting in us acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre belt. The most advanced project in the district, Goose, is fully permitted, construction ready, and has been de-risked with significant infrastructure currently in place. A March 2021 Updated Feasibility Study on the Goose Project outlined a 15-year life of mine, producing an average of 223,000 ounces of gold per year (average annual production of 287,000 ounces over first five years) from 3.6 million ounces of Mineral Reserves averaging 5.97 g/t gold. There is potential to increase production in first five years of the mine life to over 300,000 ounces per year through accelerated development of the underground mine at the Goose project.

Our management team has strong northern construction expertise and experience to deliver the fully permitted Goose project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. We look forward to working with the Kitikmeot Inuit Association and local communities as we advance the construction of the Goose project and our development strategy, as well as pursuing an aggressive exploration program in parallel to further define the Back River Gold District’s untapped potential and exploration upside, and unlock the significant value we see and opportunities for growth.

As we start the year, we are determined to continue to raise the bar on our previous sustainability performance. In early 2023, we began implementation of a Global Water Strategy, in line with the International Council on Mining and Metals’ water stewardship framework, in order to reduce water-related risks throughout the business and to improve water management performance.

For the balance of 2023 and beyond, we remain committed to continuing to execute on our strategic objectives, which are to continue to maximize profitable production from our mines, grow as a profitable and responsible gold producer through further advancement of our pipeline of development and exploration projects, and the evaluation of further growth opportunities, while continuing to pay an industry leading dividend yield.

In closing, I would like to express my sincere gratitude to our dedicated employees who have a track record of excellent performance and have shown incredible resolve over the past few years. I would also like to recognize our Directors for their guidance and support of management’s vision and thank our committed executive team, who continue to impress me with their ability to lead, grow, innovate, and execute. I would also like to welcome members of the Sabina team to the Company and commend the management team for the exceptional work done on the Back River Gold District over the many years. To the former Sabina shareholders and current stakeholders, we look forward to your continued support and hope to illustrate the many enhanced benefits associated with ownership in our Company as we construct the Goose Mine at the Back River Gold District, pursue exciting developments at the Fekola Complex, and continue our aggressive exploration campaign in 2023. Finally, none of what we have accomplished over the last 14 years of dramatic growth to become a responsible, profitable, senior gold producer would have been possible without the support of you, our shareholders. Thank you.

Yours sincerely,

B2GOLD CORP.

“Clive Johnson”

Clive Johnson

President & CEO

Founder

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